Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

April 28, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
22.00% per annum (11.00% for the term of the securities) Autocallable Yield Notes due October 30, 2017	April 26, 2017	F367
Digital Barrier Notes due October 29, 2018	April 24, 2017	T1000
Accelerated Barrier Notes due April 28, 2020	April 21, 2017	T1001
Accelerated Barrier Notes due April 29, 2019	April 21, 2017	T1002
Trigger Autocallable Notes	April 26, 2017	T1010
Capped Trigger GEARS	April 26, 2017	T999
Step-Up Contingent Coupon Callable Yield Notes due April 28, 2027	April 24, 2017	U2034
7.00% per annum Contingent Coupon Callable Yield Notes due April 28, 2020	April 21, 2017	U2037
6.75% Callable Daily Range Accrual Securities due October 28, 2024	April 26, 2017	U2038

Step Down Trigger Autocallable Notes	April 26, 2017	U2046
Trigger Callable Contingent Yield Notes (daily coupon observation)	April 21, 2017	U2048
Trigger Autocallable Contingent Yield Notes	April 26, 2017	U2052AB